COR Clearing LLC

(A Wholly Owned Subsidiary of COR Securities
Holdings, Inc.)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2017 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.



Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
COR Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of COR Clearing LLC (the "Company") as of June 30, 2017, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of COR Clearing LLC as of June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 28, 2017

COR CLEARING LLC
(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$	4,992,547
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS		214,946,975
DEPOSITS WITH CLEARING ORGANIZATIONS		9,582,476
SECURITIES OWNED - At fair value		4,930,418
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		8,701,736
RECEIVABLE FROM CUSTOMERS		220,487,718
SECURITIES BORROWED		38,451,747
NOTES RECEIVABLE		2,906,736
PROPERTY AND EQUIPMENT - Net of accumulated depreciation and amortization of $2,346,844		2,054,111
GOODWILL		17,754,395
OTHER ASSETS		3,811,218
TOTAL ASSETS	$	528,620,077

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO BANKS	$	98,400,000
PAYABLE TO CUSTOMERS		291,361,843
SECURITIES LOANED		69,180,100
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		17,344,967
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES		5,507,386
TOTAL LIABILITIES		481,794,296
MEMBER'S EQUITY		46,825,781
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	528,620,077

See notes to financial statements.

COR CLEARING LLC
(A Wholly Owned Subsidiary of COR Securities Holdings, Inc.)

1. **BASIS OF PRESENTATION AND NATURE OF OPERATIONS**

   Basis of Presentation — COR Clearing LLC (the "Company") is a wholly-owned subsidiary of COR Securities Holdings, Inc. (the "Parent") and is headquartered in Omaha, Nebraska.

   Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Cash and Cash Equivalents — The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

   Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

   Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis in the statement of financial condition. The customer receivables are recorded net of an allowance for doubtful accounts of $535,764.

   Securities Owned — Securities owned that are readily marketable are valued at fair value based on quoted market prices and recorded on a trade date basis. Those that are not readily marketable are carried at fair value based on management's estimate of fair value. As of June 30, 2017, the Company had Securities Owned with a fair value of $1,098,116 on deposit with the Options Clearing Corporation ("OCC") for option contracts written or purchased in customer accounts. The securities cannot be sold or repledged by the OCC.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and Equipment — Property and equipment is recorded at cost less allowances for depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Income Taxes — The Company has elected, under the provision of the Internal Revenue Code, to be treated as a disregarded entity, under the entity classification domestic default rules. The income and losses of the Company pass through to the member who incurs the tax obligation or receives the tax benefit. The Company has determined that no material uncertain tax positions exist as of June 30, 2017. The Company's open tax years for federal and state income tax purposes are calendar years 2013 through 2016. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions, should any exist, in Accounts Payable and Accrued Liabilities.

Goodwill — The Company has goodwill recorded from a December 28, 2011 purchase transaction. The Company tests goodwill for impairment on an annual basis as of December 31 or when there is evidence that events or changes in circumstances indicate that the carry amount of the asset may not be recoverable. Recoverability of goodwill is measured using a discounted cash flow model and a guideline companies market multiple approach. The calculated fair value was substantially in excess of the current carrying value and there was no impairment recorded for the year ended June 30, 2017.

Recently Issued Accounting Pronouncement —In February 2016, the FASB issued ASU 2016-02, *Leases*, which replaces the existing guidance in ASC 840, *Leases*. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact that ASU 2016-02 will have on its statement of financial condition and related disclosures.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2017:

Receivable:	
Brokers and dealers	$ 3,163,615
Clearing organizations	4,703,370
Securities failed to deliver	834,751
	$ 8,701,736
Payable:	
Brokers and dealers	$12,315,428
Clearing organizations	3,608,888
Securities failed to receive	1,420,651
	$17,344,967

Receivables related to securities are collateralized by the underlying securities. Management has made a determination that no allowance for bad debts is necessary.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company does not have any Level 1 assets or liabilities.

Level 2 — Inputs are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include: debt obligations of U.S. government and agencies and state and municipal obligations.

Level 3 — Inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2017, the Company's assets measured at fair value consist of the following:

Assets:	Level 1	Level 2	Level 3	Total
Equities	$ -	$ -	$2,201,964	$2,201,964
State and Municipal obligations	-	1,630,338	-	1,630,338
U.S. Government and agency securities	-	1,098,116	-	1,098,116
Total assets at fair value	$ -	$2,728,454	$2,201,964	$4,930,418

For the year ended June 30, 2017, there were no transfers in or out of Level 1, 2, or 3.

The fair value of all other financial instruments reflected in the statement of financial condition (consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned, payable to banks and notes receivable approximates the carrying value due to the short-term nature and pricing characteristics of the financial instruments.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2017:

Furniture and equipment	$	1,730,554
Capital leased assets		1,672,838
Software		997,563
		4,400,955
Less accumulated depreciation and amortization		(2,346,844)
	$	2,054,111

6. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2017, the Company had net capital of $18,944,599 which was $14,783,477 in excess of the required net capital requirement of $4,161,122. The Company's percentage of net capital to aggregate debit items was 9.1%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2017, the Company had a deposit requirement of $197,626,911 and maintained a deposit of $210,462,556. On July 3, 2017, the Company made a withdrawal of $10,600,000.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At June 30, 2017, the Company had a deposit requirement of $5,053,871 and maintained a deposit of $4,484,419. On July 3, 2017, the Company made a deposit of $1,100,000.

7. OFFSETTING OF SECURITIES FINANCING AGREEMENTS

The Company enters into securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and customer securities lending. The Company manages credit exposure from certain transactions by entering into master securities lending agreements. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2017:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Assets/ Liabilities
Assets:					
Securities borrowed	$ 38,451,747	$ -	$ 38,451,747	$ (38,451,747)	$ -
Liabilities:					
Securities loaned	$ 69,180,100	$ -	$ 69,180,100	$ (69,180,100)	$ -

The securities loaned transactions represent equities with an overnight and open maturity classification.

8. BENEFIT PLANS

The Company has a 401(k) and profit sharing plan which is made available to all employees. Profit sharing contributions and matching 401(k) contributions are determined at the discretion of the Board of Managers.

9. PAYABLE TO BANKS

The Company has a total of $120,000,000 uncommitted secured lines of credit available for borrowing as needed. As of June 30, 2017, borrowings outstanding totaled $84,300,000. These credit facilities bear interest at rates based on the Federal Funds rate and are due upon demand. One credit facility with a line of $30,000,000 expires June 2018. The remaining credit facilities have no expiration.

The Company has a $30,000,000 committed unsecured line of credit available for limited purpose borrowing. As of June 30, 2017, borrowings outstanding totaled $14,100,000. This credit facility bears interest at rates based on the Federal Funds rate and are due upon demand. This credit facility expires in November 2017.

10. COMMITMENTS AND CONTINGENCIES

The Company maintains various operating and capital leases, which expire at varying dates from December 2017 to October 2021. Capital leased assets of $746,640, net of $926,198 of accumulated depreciation, are included in Property and Equipment, Net on the statement of financial condition.

Following is a schedule of the remaining lease payments:

Years Ending June 30	Operating Leases		Capital Leases	
2018	$	824,337	$	356,166
2019		693,648		193,050
2020		572,255		115,885
2021		517,990		98,401
Thereafter		8,541		24,693
Total future minimum obligations	$	2,616,771	$	788,195
Less: Interest				(1,739)
Present Value of Future Minimum Capital Lease Payments			$	786,456

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2017, non-customer and customer margin securities of approximately $240,889,774 and stock borrowings of approximately $38,451,747 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $69,180,100 of these available securities as collateral for securities loaned, $183,208,866 for bank loans, and $6,107,397 for OCC margin requirements.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

12. SUBSEQUENT EVENTS

Subsequent events related to the statement of financial condition has been evaluated for recording and/or disclosure through the date the statement of financial condition was issued. The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures except for as follows: the Company made a capital distribution to the Parent for $200,000 on August 1, 2017.

* * * * * *

The Statement of Financial Condition filed pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934 is available for inspection at the Company's main office located at 1200 Landmark Center, Omaha, NE 68102 and at the Denver Regional Office of the Securities and Exchange Commission.